

January 25, 2012

Via E-mail
Barbara K. Eisenberg,
Executive Vice President, General Counsel and Secretary
Ann Inc.
7 Times Square
New York, New York 10036

> **Re:** **Ann Inc.**
> **Form 10-K for Fiscal Year Ended January 29, 2011**
> **Filed March 11, 2011**
> **File No. 001-10738**

Dear Ms. Eisenberg:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K

Consolidated Financial Statements

Notes to the Consolidated Financial Statements

Note 1 – Summary of Significant Accounting Policies

Revenue Recognition, page 46

1. It appears from your disclosure that the revenue from gift cards is deferred until they are redeemed for a purchase. Please provide us with, and confirm that in future filings you will revise your disclosure to include, your accounting policy as it relates to gift cards that are never redeemed or not redeemed over an extended period of time. Please ensure

your response addresses when and if your gift cards expire and when the liability for unredeemed gift cards is removed from the balance sheet.

2. We note your disclosure that partially offsetting the income from your credit card program are costs, net of points breakage, related to the customer loyalty program. Please provide us with a detailed discussion of how you are accounting for your customer loyalty program and the related points breakage. Please cite the specific authoritative literature you utilized to support your accounting treatment. In addition, please also tell us the amount of points breakage estimated for each of the fiscal years presented in the filing.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In responding to our comments, please provide a written statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

You may contact Jamie Kessel at (202) 551-3727 or Angela Halac at (202) 551-3398 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Wilson at (202) 551-6047 or Pam Howell at (202) 551–3357 with any other questions.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant